Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com

December 20, 2022

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: George K. Schuler and Craig Arakawa

Re:	Golden Minerals Company
Form 10-K for the Year Ended December 31, 2021
Filed March 23, 2022
File No. 001-13627

Dear Messrs. Schuler and Arakawa:

On behalf of Golden Minerals Company (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated December 16, 2022 (the “Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 as filed on March 23, 2022, and consistent with our telephone communication on Tuesday, December 20, 2022, the Company hereby confirms that it will respond to the Letter no later than January 13, 2023.

Should you require further clarification, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra
Brian Boonstra
for
Davis Graham & Stubbs Llp

cc:	Julie Weedman

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com